United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐  No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	6

OPINION OF FISCAL COUNCIL ON THE RECOGNITION OF VALE S.A.’S DEFERRED TAX ASSET AS OF DECEMBER 31, 2016

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, and under the terms of article 4 of CVM Instruction 371 of June 27, 2002, has examined the proposal to recognize the accounting entry for Vale’s deferred tax asset as of December 31, 2016.

Based on the study produced by Vale, containing the company’s record of profitability and expected future profitability, it is our opinion that this deferred tax asset has the prospect of being realized in the short to medium term, and consequently, it may be recognized in the financial statements of December 31, 2016.

Rio de Janeiro, February 22th, 2017.

Marcelo Amaral Moraes	Oswaldo Mário Pego de Amorim Azevedo
Chairman	Member

Sandro Kohler Marcondes	Paulo José dos Reis Souza
Member	Member

Raphael Manhães Martins
Member

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2016

The Fiscal Council of Vale S.A. (“Vale”) in carrying out its legal and statutory duties, having examined Management Proposal for the destination of earnings for the year ended December 31, 2016, is of the opinion that the proposal is appropriate to be approved by the Stockholders’ Annual General Meeting of the Company.

Rio de Janeiro, February 22th, 2017.

Marcelo Amaral Moraes	Oswaldo Mário Pego de Amorim Azevedo
Chairman	Member

Sandro Kohler Marcondes	Paulo José dos Reis Souza
Member	Member

Raphael Manhães Martins
Member

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2016 and based on the opinion of the independent auditors, is of the opinion that the aforementioned information, examined in accordance with applicable corporate legislation, is appropriate to be approved by the Stockholders’ Annual General Meeting of the Company.

Rio de Janeiro, February 22th, 2017.

Marcelo Amaral Moraes	Oswaldo Mário Pego de Amorim Azevedo
Chairman	Member

Sandro Kohler Marcondes	Paulo José dos Reis Souza
Member	Member

Raphael Manhães Martins
Member

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations